EXHIBIT 3.1
Biomira Inc.
September 14, 2006 Shelf Prospectus
Earnings Coverage Ratio at December 31, 2005

	Ref	CDN GAAP	US GAAP
		(in thousands of	(in thousands of
		Canadian dollars)	Canadian dollars)

Interest	1	31	31
Loss per earnings coverage ratio	2	(19,342)	(18,107)
Ratio of earnings to interest		n/a	n/a
Deficiency to get to 1:1 ratio		19,373	(18,138)
Reconciliation of net loss per 2005 financial statements to loss per earnings coverage ratio:

	Ref	CDN GAAP	US GAAP

Net loss per 2005 statements		(19,025)	(17,790)
Add (Deduct)
Income tax provision (benefit)		(348)	(348)
Interest	1	31	31

Loss per earnings coverage ratio	2	(19,342)	(18,107)